Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	Companhia Aberta	NIRE 35300010230

Announcement to the Market

This morning, the Brazilian Federal Police conducted searches in Itaú Unibanco’s premises. The purpose of the search was to look for documents related to BankBoston’s tax proceedings.

Itaú Unibanco clarifies that in 2006 acquired BankBoston’s Brazil operations from Bank of America. The acquisition agreement did not cover the transfer to Itaú of BankBoston’s tax proceedings. These issues remain entirely the responsibility of Bank of America. Thus, Bank of America is solely responsible for these proceedings. Itaú does not have any interference in such matters, including with regard to the eventual hiring of consultants.

Itaú Unibanco remains fully available to the authorities.

São Paulo-SP, December 1, 2016.

MARCELO KOPEL

Investor Relations Officer